Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

A link to the following Blog was posted on Macromedia, Inc.'s website on April 18, 2005.

April 18, 2005
Macromedia + Adobe

Well, as you probably have probably heard by now, Macromedia and Adobe announced this morning that our companies are combining. If you are like me, then I am sure there are a ton of questions going through your head. We have put up a mini site with more information, but I wanted to make a quick post to put some more context around what is happening.

First, Macromedia and Adobe have announced that we are combining into a single company. However, and this is a very important point, this has not occurred yet, and will not occur until approved by stockholders and government regulators. This is an important point, because during this period, there will be some legal constraints on what I (and other Macromedia employees) can and can't speak about in public (see the end of the post for an example). So, please keep this in mind if you ask a question and are referred to the FAQ or web site.

So, with that in mind, I can't actually go into too many details. Day to day work at Macromedia will continue on as it has been. We are still working on 8ball, Maelstrom and everything else we have been working on. We are still planning to ship sometime in the second half of this year. We are still committed to Flash as a development platform (probably more than ever now). We are still committed to our server products, such as ColdFusion (7 has been incredibly successful) and Flex.

How will this affect the Macromedia culture? We have worked hard over the past couple of years to get closer to you, communicate more directly and more often. We have tons of employees participating in the community, whether it be through mailing lists, forums, weblogs or contributing code. I think that it is this culture of openness and participation that has made us so successful over the past couple of years. This is not going to change. Indeed, I think that this culture of openness and participation is one of the reasons that Adobe was interested in bringing our companies closer together.

We are going to work hard to make sure that everything moves forward smoothly, but there are sure to be some bumps along the way. However, I am confident that as long as we continue to be open, and communicate clearly we will all come out of this in a much stronger position. We will able to compete more effectively, innovate more, and be more responsive than we would have been able to do on our own.

How do I feel about this personally? Well, of course, I was a little surprised at first. But, now that I have had some time to think about it for a while, I am actually quite excited. I strongly believe in the potential of Flash as a cross-platform solution for deploying rich content and applications (I can't stress the cross-platform part of that enough). Together, the combined company will have the resources on our own to make the platform successful on a larger scale. So, personally, I am excited about this because, after the combination closes, Flash as a platform will be driven by a much, much larger company (combined we would be over $2 billion a year in revenue), with a lot more resources at its disposal. I think it makes it much more likely that Flash will play a significant role as the next generation application / content platform (one that is ubiquitous and cross platform).

I think it makes things very interesting...

Here are the links to more info:

You can read the press release here.

You can view the FAQ and other information here.

Note, because this post contains some forward looking statements about the combination of our companies, and because we are now in a regulatory period, I have to include the legalese included below (it is longer than the actual post!). Also, because this weblog post is one of the documents that have to be turned over to regulators, I have to disable comments (as those technically become part of the document / post). Don't worry though, as this only applies to any posts I make about the combination of our companies (during the regulatory approval period).

However, I am sure that everyone has a ton of comments, so we have set up an email address (feedback@macromedia.com) that you can send comments to.

Anyways, for your reading enjoyment, here is some legalese for you to read:

FORWARD-LOOKING STATEMENTS:    This web blog includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this web blog include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe's results, future expectations concerning available cash and cash equivalents, Adobe's expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this web blog. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of

Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.